Los Angeles, CA 90071-2027 PHONE 323.210.2900 FAX 866.974.7329 www.wsgr.com

September 28, 2018

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Mara L. Ransom
Ta Tanisha Meadows
Bill Thompson
Danilo Castelli
Jennifer López-Molina

Re:	Advance Holdings, LLC
Revolve Group, Inc.
Draft Registration Statement on Form S-1
Submitted September 19, 2018
CIK No. 0001746618

Ladies and Gentlemen:

On behalf of our client, Advance Holdings, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 27, 2018, relating to the above referenced Confidential Draft Registration Statement on Form S-1.  On behalf of the Company, we are concurrently filing via EDGAR a Registration Statement (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the September 19, 2018 confidential submission).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 62

1.

Your disclosure states that media impressions consider the “number of followers of the social media account or viewership or readership.” If you consider followers solely because such followers have access to the specific social media post or feature that mentions your company or brands, please revise to characterize in terms of potential, rather than assured, reach. In doing so, tell us how you are able to measure the reach of blogs, on-line and print magazines.

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Securities and Exchange Commission

September 28, 2018

Additionally, please tell us whether or not you can track the number of visitors that land on your site as a result of these media impressions in order to contextualize this metric.

In response to the Staff’s comment, the Company has deleted references to media impressions from the Registration Statement.

2.

As a related matter, please balance your disclosure by quantifying what portion of your media impressions are derived from paid vs. free sources. In this regard, we note your disclosure that 54% of traffic to your site is derived from “free or low-cost” sources, such as “email marketing links, or through paid branded search terms and organic search results.” However, you do not provide a similar breakdown for the “followers of the social media account or viewership or readership” referenced in your definition of “media impressions,” so that readers can appreciate the extent of your influence over the volume of impressions that you disclose.

In response to the Staff’s comment, the Company has deleted references to media impressions from the Registration Statement.

Business

Competitive Strengths, page 89

3.

We note that during the 12 months ended June 30, 2018, you generated, on average, 8.4 million unique visitors per month, “reflecting increasing appeal of [your] site.” Please define the term “unique visitor” and disclose the average unique visitors during the same period last year to contextualize the increase in appeal of your website.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 90.

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Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael Nordtvedt

cc:	Jesse Timmermans, Advance Holdings, LLC
Katherine Ku, Wilson Sonsini Goodrich & Rosati P.C.
Tom Holden, Ropes & Gray LLP
Jeff Rawlins, KPMG LLP